Exhibit (h)(5)

AMENDED AND RESTATED FEE WAIVER AGREEMENT

(First Eagle High Yield Fund)

This AMENDED AND RESTATED AGREEMENT, made as of this 14th day of February, 2020, between First Eagle Funds (the “Trust”), on behalf of its series of shares designated as the First Eagle High Yield Fund (to be renamed effective March 1, 2020, First Eagle High Income Fund) (“High Yield Fund”), and First Eagle Investment Management, LLC (“FEIM”).

WHEREAS, the Trust and FEIM have entered into one or more Investment Advisory Agreements (each, an “Advisory Agreement”);

WHEREAS, the Trust and FEIM have entered into a Fee Waiver Agreement, originally dated as of December 31, 2014, as amended, which has been extended year to year since; and

WHEREAS, FEIM desires to amend and restate the aforementioned Fee Waiver Agreement to extend its waiver of certain investment advisory fees described in the applicable Advisory Agreement for the High Yield Fund.

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained, the Trust and FEIM agree as follows:

1. For the period commencing as of March 1, 2020 through February 28, 2021, FEIM agrees to waive fees payable to FEIM pursuant to the applicable Advisory Agreement so as to reduce said fees from an annual rate of 0.70% of average daily net assets to an annual rate of 0.60% of average daily net assets.

2. FEIM understands and intends that the Trust will rely on this agreement in preparing and filing its registration statements on Form N-1A and in accruing the expenses of the High Yield Fund for purposes of calculating net asset value and otherwise, and expressly permits the Trust to do so.

3. Nothing in this Amended and Restated Agreement shall be construed as preventing FEIM from voluntarily limiting, waiving or reimbursing expenses outside the contours of this Amended and Restated Agreement; nor shall anything herein be construed as requiring that FEIM limit, waive or reimburse any expenses incurred after February 28, 2021 or otherwise outside the term of the waiver specifically contemplated hereby.

4. This Amended and Restated Agreement shall be governed by applicable federal laws, rules and regulations and the laws of the State of New York without regard to the conflicts of law provisions thereof; provided, however that nothing herein shall be construed as being inconsistent with applicable federal law. Where the effect of a requirement of applicable federal law reflected in any provision of this Amended and Restated Agreement is altered by a new or changed rule, regulation or order of the SEC, whether of special or general application, such provision shall be deemed to incorporate the effect of such rule, regulation or order.

5. Any amendment to or extension of this Amended and Restated Agreement shall be in writing signed by the parties hereto.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first written above.

FIRST EAGLE FUNDS		FIRST EAGLE INVESTMENT MANAGEMENT, LLC

By:	/s/ Sheelyn Michael	By:	/s/ Mehdi Mahmud
Name:	Sheelyn Michael	Name:	Mehdi Mahmud
Title:	Secretary	Title:	President and CEO